NRM Investment Company
                        Attachment to 77 E NSAR - 4/30/04

      The United States Environmental Protection Agency ("EPA") identified the Company as a potentially responsible person in respect to environmental harm to a farm denoted as "Boarhead" located in Upper Black Eddy, Bucks County, Pennsylvania. That matter including a contribution suit by waste generators against alleged generators including the Company, commenced in 2002 is ongoing, unresolved and material.

      In November 1998 EPA issued a Record of Decision ("ROD") relative to estimated future cleanup costs. Those together with EPA's remedial costs already incurred totaled approximately $26,000,000. Responsibility for paying these incurred and potential costs depends upon evidence linking generators to the site.

      At the outset of the discovery, the making public and the analysis of linking evidence then available, the Company committed to participate in a first cleanup phase relative to groundwater, known as operable unit one ("OU 1"). A condition of the participation was that expenses so incurred would be subject to reallocation after all available linking evidence was found and analyzed. Since the evidence linking the Company to the site and produced after it joined OU 1 was, in counsel's view, weak, the Company declined to participate in drum removal, soil cleanup ("OU 2") and past EPA costs.

      To date there are seven entities sharing costs in the OU 1 defense group ("the OU 1 Group") of which the Company is one. The Company's share is one third of a one-fifth share. (The Company and two others of the seven owned an alleged waste generator in Malvern Pennsylvania at different times and together are considered one member.) The Company has reserved $120,000 as its estimate to complete the OU 1 work and pay its share of yearly operation and maintenance. Some members of the OU 1 Group participated in the OU 2 work and paid EPA past costs (the "OU 2 Group.")

      To recover OU 1 and OU 2 costs and amounts reimbursed to the EPA, all allegedly in excess of their liability, members of the OU 2 Group, acting as a unit, began the above-mentioned contribution suit in the District Court for the Eastern District of Pennsylvania under the caption Boarhead Farm Agreement Group
v. Advanced Environmental Technology Corporation et al., No. 02-cv-3830. The group advanced four categories of claims. The first
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is funding for soil aeration and treatment of VOC hot spots; the second, excavation and off-site disposal of buried drums; the third, future operation and maintenance of pumping equipment for approximately 28 years; the fourth, the payment of past costs to the EPA. The total for all of these past and estimated future costs, including treatment of a recently discovered plume containing a contaminant is alleged to be $29,500,000.

      Unlike the contract claims in which the Company has a one-fifteenth share, in the current litigation the Company is one of some twenty-three named defendants. Of the amounts the Company paid or will pay because of its OU 1 contract commitment, it will seek contribution or reimbursement from the other defendants. In respect to the OU 2 work and EPA reimbursement costs, the OU 2 Group will seek contribution from the Company and the other defendants. The other defendants will attempt to deflect responsibility to the Company and the Company will do the same regarding the other defendants. Ultimately there will be an allocation of responsibility under court supervision, a process that may take two to three years. The allocation will be based upon many factors of which we have, at present, little information. It will ultimately resolve contracted and contribution claim costs.

      The Company has a separate claim against the corporate successor to the NRM business, Worthington Industries. There is credible precedence in regard to this indemnity claim. During or following the principal litigation, it will pursue this claim vigorously.

      Because of the numerous and uncertain variables underlying liability, the Company, except for the $120,000 OU 1 reserve mentioned above, has been unable to create a reserve for its share of this work, and the Company's net asset value does not reflect this potential liability. Although the potential recovery against the Company and the Company's recovery against co-defendants and Worthington cannot be predicted with any accuracy, The OU 2 Group's claim is significant and, when quantified, could materially lower the Company's net asset value.